Exhibit 12.1

COMMERCIAL VEHICLE GROUP, INC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
EARNINGS
Pre-tax income from operations	$12,762	$(14,788)	$23,082	$21,685	$4,662
Fixed charges	23,230	23,724	23,938	30,218	19,892
Capitalized interest	—	—	—	—	—

Earnings available for fixed charges	$35,992	$8,936	$47,020	$51,903	$24,554

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$20,716	$21,087	$20,945	$27,018	$16,834
Capitalized interest	—	—	—	—	—

Interest component of rent expense [1]	2,513	2,637	2,993	3,200	3,058

Total fixed charges	$23,229	$23,724	$23,938	$30,218	$19,892

Ratio of earnings to fixed charges	1.55	0.38	1.96	1.72	1.23

1        For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.